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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ryan Rohn
Stephen Krikorian
Mariam Mansaray
Jan Woo

Re:	Hinge Health, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 17, 2025
CIK No. 0001673743

Ladies and Gentlemen:

On behalf of Hinge Health, Inc. (the “Company”), we are hereby confidentially submitting a third Draft Registration Statement on Form S-1 (“Submission No. 3”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on January 17, 2025 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on February 4, 2025 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Amendment No. 1 to Draft Registration Statement on Form S-1

Non-GAAP Financial Measures

Non-GAAP Loss from Operations and Operating Margin, page 111

1.	We have reviewed your response and revised disclosures in response to prior comment 4. We continue to evaluate your response. Please address the following items:

February 13, 2025

•

Please explain the transition period of your strategic decision to shift away from providing kits with tablets and wearable sensors. Clarify if individuals that had already received kits with tablets and wearable sensors can continue to use these products.

•	Clarify the impact, if any, to deferred inventory costs.

•	Explain if the inventory balance as of December 31, 2023 consists of primarily your Enso device.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 102 and 103 of Submission No. 3 to include further detail about the Company’s strategic decision to shift away from providing kits with tablets and wearable sensors.

In the first half of 2023, the Company made the strategic decision to shift away from providing kits with tablets and wearable sensors as it began to focus on the broad release of its AI-powered motion tracking technology, TrueMotion, which was intended to replace wearable sensors and allow for members to use their personal devices. Following the initial plan to manage and reduce the future need of wearable sensors and tablets, the Company continued to regularly assess obsolescence based on anticipated future demand to record specific excess and obsolete inventory related charges in 2023 and 2024 from this one-time transition. The majority of these charges were recorded in 2023.

During the remainder of 2023, new members continued to receive kits with tablets and wearable sensors and existing members could continue to use their tablets and wearable sensors. The Company began a rollout of the pilot of its TrueMotion technology in late 2023. In January 2024, the Company launched TrueMotion broadly to all members and ceased providing kits with tablets and wearable sensors to substantially all new members. Through November 2024, existing members who were enrolled on the platform prior to the launch of TrueMotion continued to be able to use both their wearable sensors and tablets during their remaining subscription period. At the end of November 2024, the Company ceased updating the software required to keep existing tablets and wearable sensors active.

Given substantially all existing members were able to use their wearable sensors and tablets through the end of their subscription period, the impact to deferred inventory costs was immaterial and not a part of the one-time excess and obsolete inventory charges included in non-GAAP financial measures.

Additionally, the Company has revised page F-21 of Submission No. 3 to disclose that the Company’s inventory balance as of December 31, 2023 consisted primarily of the Enso devices that have not been shipped to members.

Business, page 120

2.

We note your response to prior comment 2 where you state that you are not wholly reliant on partners for contracting with clients. However, on page 149 you state that as of December 31, 2024, a majority of your clients were contracted through your partnerships. Disclose the percentage of your revenue generated by sales through your channel partners for each of the periods covered by your financial statements. Tell us if any partners accounted for a material portion of your revenue in any period.

February 13, 2025

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 28 of Submission No. 3 to disclose the percentage of its revenue from client contracts through its partners, in the aggregate, for the year ended December 31, 2023 and to disclose the percentage of its revenue from its top three partners, in the aggregate, for the year ended December 31, 2023. The Company intends to provide the same disclosure for the year ended December 31, 2024.

* * *

February 13, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese
of LATHAM & WATKINS LLP

cc:	(via email)

Daniel Perez, Hinge Health, Inc.

David Wood, Hinge Health, Inc.

James Budge, Hinge Health, Inc.

Erica Kassman, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP